UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On December 21, 2006, the Company issued a press release announcing financial results for the second quarter of fiscal 2007, ended October 31, 2006. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: December 22, 2006
	By:	/s/ KEI W. CHUA
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated December 21, 2006, announcing financial results for the second quarter of fiscal 2007, ended October 31, 2006.

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Exhibit 99.1

ASAT Holdings Limited Reports Second Quarter

Fiscal Year 2007 Financial Results

HONG KONG and MILPITAS, Calif., – December 21, 2006 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the second quarter of fiscal 2007, ended Oct. 31, 2006.

Net revenue in the second quarter of fiscal 2007 was $41.0 million, compared with net revenue of $46.3 million in the previous quarter. The sequential decline was partially due to the Company not being able to capture revenue opportunities available as a result of some manufacturing capacity being off-line during the final stage of the move to China.

Net loss in the second quarter was $8.3 million, or a net loss of $0.07 per American Depository Share (ADS). Second quarter net loss includes a charge of $1.0 million for relocation and facilities expenses and $600,000 in reorganization costs associated with the move of manufacturing operations to China.

Second quarter net loss compares with a net loss of $8.1 million in the first quarter, or a loss of $0.06 per ADS. First quarter net loss included charges of $1.6 million for relocation and facilities expenses and $400,000 in reorganization charges related to the relocation to China.

“With the move to China finished and our customers qualified we are now ramping production in the new facility,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “The China factory is producing the significant cost savings we expected, as evidenced by our total labor and fixed manufacturing costs dropping approximately 15 percent sequentially. These cost savings were a primary reason why our gross margin was down slightly in spite of revenue declining approximately 11 percent sequentially.”

“We ended the October quarter with total available liquidity of approximately $18.3 million, which includes $8.7 million in cash and cash equivalents, $3.3 million of restricted cash, and $6.3 million in undrawn loan facilities,” said Kei Chua, acting chief financial officer of ASAT Holdings Limited. “Our financial management initiatives continue to generate positive results, and with the improvements in our cost structure and the ramping of production capacity, we expect our liquidity position will improve.

“On December 8, we announced our plan to change the ADS ratio from 5 ordinary shares per ADS to 15 ordinary shares per ADS, representing the equivalent of a 1-for-3 reverse share split,” said Mr. Chua. “We believe this move will allow us to regain compliance on the Nasdaq Capital Market. The new ADS ratio will take effect at the close of business on December 22, and the new ADS ratio will commence with the beginning of trading on December 26. After the adjustment, we expect to have approximately 46 million ADS outstanding versus the current 138 million.”

ASAT Holdings Limited Reports Second Quarter Fiscal Year 2007 Financial Results

Additional Second Quarter Results

•	Net revenue for assembly was $38.5 million

•	Net revenue for test was $2.5 million

•	Capital expenditures were $4.1 million

•	Cash and cash equivalents at the end of the quarter were $8.7 million

Third Quarter Fiscal 2007 Outlook

“With the activities associated with the transition to China finished, we are now focused on building our revenue base, improving the financial structure and expanding operations in China,” said Mr. Li. “We are making progress in all three areas and I believe our efforts should translate into January quarter revenue being revised upward, on a percentage basis, from our original forecast of flat to single digits to increasing in the mid single digits over the October quarter.”

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call today to discuss the financial results and other financial matters in its second quarter of fiscal 2007 at 5:00 pm ET/2:00 pm PT. To access the call, dial (973) 582-2794. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until Dec. 28, 2006. To access the replay, dial (973) 341-3080. The passcode is 8243778.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With more than 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of ASAT for services in North America. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, trends in production levels in China, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are

2

ASAT Holdings Limited Reports Second Quarter Fiscal Year 2007 Financial Results

cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing or other financing may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the unaudited financial results. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 10, 2006 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

3

ASAT Holdings Limited Reports Second Quarter Fiscal Year 2007 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
	Oct. 31, 2006	July 31, 2006
Market Segment	% of Net Revenues	% of Net Revenues
	(Unaudited)
Communications	61	61
Automotive/Industrial & Other	29	21
Consumer	6	7
PC/Computing	4	11

Revenue Breakdown by Region

	Three Months Ended
	Oct. 31, 2006	July 31, 2006
Region	% of Net Revenues	% of Net Revenues
	(Unaudited)
United States	80	80
Europe	9	8
Asia	11	12

Revenue Breakdown by Customer Type

	Three Months Ended
	Oct. 31, 2006	July 31, 2006
Customer Type	% of Net Revenues	% of Net Revenues
	(Unaudited)
Fabless	84	76
IDM	16	24

Summary financial data follows

4

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except per share data)

For the three months ended October 31, 2006, July 31, 2006 and October 31, 2005 and

for the six months ended October 31, 2006 and 2005

	Three Months Ended			Six Months Ended
	October 31, 2006 (Unaudited)	July 31, 2006 (Unaudited)	October 31, 2005 (Unaudited)	October 31, 2006 (Unaudited)	October 31, 2005 (Unaudited)
Net Sales	40,989	46,333	42,647	87,322	84,547
Cost of sales (Note A)	37,103	41,751	38,643	78,854	79,659

Gross profit	3,886	4,582	4,004	8,468	4,888

Operating expenses:
Selling, general and administrative	5,311	5,376	7,528	10,687	13,584
Research and development	632	604	1,083	1,236	2,292
Reorganization expenses (Note B)	607	421	1,319	1,028	1,319
Facilities and relocation charges	999	1,554	—	2,553	—

Total operating expenses	7,549	7,955	9,930	15,504	17,195

Loss from operations	(3,663)	(3,373)	(5,926)	(7,036)	(12,307)
Other income, net	245	231	89	476	579
Interest expense:
- amortization of deferred charges	(997)	(1,024)	(252)	(2,021)	(504)
- third parties	(3,913)	(3,914)	(3,597)	(7,827)	(7,197)

Loss before income taxes	(8,328)	(8,080)	(9,686)	(16,408)	(19,429)
Income tax expense	—	—	(5)	—	(10)

Net loss	(8,328)	(8,080)	(9,691)	(16,408)	(19,439)

Net loss applicable to common shareholders:
Net loss	(8,328)	(8,080)	(9,691)	(16,408)	(19,439)
Preferred shares:
Cumulative preferred share dividends	(486)	(489)	—	(975)	—
Accretion of preferred shares	(294)	(276)	—	(570)	—

Net loss applicable to common shareholders:	(9,108)	(8,845)	(9,691)	(17,953)	(19,439)

Basis and diluted loss per ADS:
Basic and diluted:
Net loss	$(0.07)	$(0.06)	$(0.07)	$(0.13)	$(0.14)

Basic and diluted weighted average number of ADS outstanding	137,697,848	136,561,792	135,756,955	137,697,848	135,741,043

Proforma basis and diluted loss per ADS (Note C):
Basic and diluted:
Net loss	$(0.20)	$(0.19)	$(0.21)	$(0.39)	$(0.43)

Proforma basic and diluted weighted average number of ADS outstanding (Note C)	45,899,282	45,520,597	45,252,318	45,899,282	45,247,014

Basis and diluted loss per ordinary share:
Basic and diluted:
Net loss	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.03)

Basic and diluted weighted average number of ordinary shares outstanding	688,489,240	682,808,960	678,784,775	688,489,240	678,705,215

Note A:	Includes $38, $nil, and $219 inventory write-down in the three months ended October 31, 2006, July 31, 2006, and October 31, 2005. Includes $38 and $395 inventory write-down for the six months ended October 31, 2006 and 2005, respectively.

Note B:	Includes charges of $607, $421 and $1,319 associated with headcount reductions, primarily in the Company’s Hong Kong operations, in the three months ended October 31, 2006, July 31, 2006 and October 31, 2005, respectively.

Note C:	On December 8, the Company announced its intention to change the ADS ratio from 5 ordinary shares per ADS to 15 ordinary shares per ADS, representing the equivalent of a 1-for-3 reverse share split. The new ADS ratio will take effect at the close of business on December 22, and the new ADS ratio will be in place at beginning of trading on December 26. The proforma basic and diluted loss per ADS has been prepared on the number of ADS after the reverse share split.

ASAT Holdings Limited

Consolidated Balance Sheet

(USD in thousands)

As at October 31, 2006, July 31, 2006 and October 31, 2005

	October 31, 2006 (Unaudited)	July 31, 2006 (Unaudited)	October 31, 2005 (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	8,742	13,390	23,611
Accounts receivable, net	23,663	22,747	22,027
Inventories	18,361	22,013	18,770
Prepaid expenses and other current assets	4,119	7,473	10,466

Total current assets	54,885	65,623	74,874

Restricted cash	3,320	3,320	—
Property, plant & equipment, net	85,735	89,804	104,491
Deferred charges, net	5,968	6,514	8,046
Other non-current assets	5,007	4,465	674

Total assets	154,915	169,726	188,085

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank facilities	2,533	—	—
Accounts payable	32,168	39,861	38,474
Accrued liabilities and other payable	24,031	25,278	18,013
Current portion of capital lease obligations	1,769	2,072	5,381

Total current liabilities	60,501	67,211	61,868

Accounts payable, net of current portion	—	—	5,496
Purchase money loan	7,256	6,805	—
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	1,639	2,091	—

Total liabilities	219,396	226,107	217,364

Series A Redeemable Convertible Preferred Shares	5,085	4,785	2,896

Shareholders’ deficit:
Common stock	6,899	6,899	6,860
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	246,380	246,456	244,627
Deferred stock-based compensation	—	—	(177)
Accumulated other comprehensive loss	(214)	(218)	(254)
Accumulated deficits	(322,560)	(314,232)	(283,160)

Total shareholders’ deficit	(69,566)	(61,166)	(32,175)

Total liabilities and shareholders’ deficit	154,915	169,726	188,085

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended Oct 31, 2006, July 31, 2006, Oct 31, 2005 and for the six months ended October 31, 2006 and 2005.

	Three Months Ended			Six Months Ended
	Oct 31, 2006 (Unaudited)	July 31, 2006 (Unaudited)	Oct 31, 2005 (Unaudited)	Oct 31, 2006 (Unaudited)	Oct 31, 2005 (Unaudited)
Operating activities:
Net loss	(8,328)	(8,080)	(9,691)	(16,408)	(19,439)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	5,912	5,915	6,590	11,827	13,504
Deferred charges and others	997	1,024	252	2,021	504
Loss (Gain) on disposal of property, plant and equipment	1	3	(2)	4	(1)
Amortization (Reversal) of stock-based compensation	223	318	(8)	541	(84)

Changes in operating assets and liabilities:
Accounts receivable, net	(916)	6,860	(2,742)	5,944	(4,347)
Inventories	3,618	1,257	(903)	4,875	(612)
Prepaid expenses and other current assets	3,354	611	(2,396)	3,965	(3,311)
Other non-current assets	(542)	(195)	1,630	(737)	2,272
Accounts payable	(5,358)	(1,210)	6,100	(6,568)	10,893
Accrued liabilities	(1,247)	1,580	5,603	333	229

Net cash (used in) provided by operating activities	(2,286)	8,083	4,433	5,797	(392)

Investing activities:
Proceeds from disposal of property, plant and equipment	—	—	2	—	2
Acquisition of property, plant and equipment	(4,144)	(6,676)	(4,345)	(10,820)	(10,041)

Net cash used in investing activities	(4,144)	(6,676)	(4,343)	(10,820)	(10,039)

Financing activities:
Repayment of short-term bank loan	—	—	(1,232)	—	(4,227)
Proceeds from draw down of new loan	2,533	—	—	2,533	—
Proceeds from stock options exercised	—	—	26	—	46
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	—	7,500	—	7,500
Proceeds from right offering	—	490	—	490	—
Payment of financing costs		—	(1,561)	—	(1,561)
Repayment of capital lease obligations	(755)	(427)	(355)	(1,182)	(413)

Net cash provided by financing activities	1,778	63	4,378	1,841	1,345

Net (decrease) increase in cash and cash equivalents	(4,652)	1,470	4,468	(3,182)	(9,086)
Cash and cash equivalents at beginning of period	13,390	11,915	19,147	11,915	32,717
Effects of foreign exchange rates change	4	5	(4)	9	(20)

Cash and cash equivalents at end of period	8,742	13,390	23,611	8,742	23,611

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	7,030	120	126	7,150	7,128
Income taxes	—	—	—	—	624